Exhibit 99.1

Aeterna Zentaris Reports First Quarter 2023 Financial Results

–	Ended the quarter with $46.6 million in cash, expected to fund operations into 2025

–	Continued efforts to accelerate recruitment for DETECT trial

–	Actively seeking alternate development and commercialization partners for Macrilen® (macimorelin) in the U.S. and other territories not currently partnered

TORONTO, ONTARIO, May 9, 2023 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today reported its financial and operating results for the quarter ended March 31, 2023.

“Our team remains focused on driving enrollment for our ongoing DETECT trial in addition to discussions with alternate development and commercialization partners for macimorelin in the U.S. and other territories not currently partnered,” commented Dr. Klaus Paulini, Chief Executive Officer of Aeterna. “We have made solid progress with our development programs and are approaching additional pre-established go/no-go milestones related to the advancement of our pipeline and, importantly, have a strong cash position to fund these efforts. We continue to set the stage for opportunities that we believe will drive value for shareholders throughout this year.”

Summary of First Quarter 2023 Financial Results

All amounts are in U.S. dollars

Cash and cash equivalents

The Company had $46.6 million in cash and cash equivalents at March 31, 2023.

Results of operations for the three-month period ended March 31, 2023

For the three-month period ended March 31, 2023, we reported a consolidated net loss of $4.3 million, or $0.88 loss per common share (basic), as compared with a consolidated net loss of $2.6 million, or $0.54 loss per common share (basic) for the three-month period ended March 31, 2022. The $1.7 million increase in net loss is primarily from a $1.6 million increase in research and development expenses, a $0.4 million increase in selling, general and administrative expenses, and a $0.3 million decrease in gain (loss) due to changes in foreign currency offset by a $0.6 million increase in revenues.

Revenues

●	Our total revenue for the three-month period ended March 31, 2023, was $2.1 million as compared to $1.5 million for the same period in 2022, representing an increase of $0.6 million. The increase is due to an increase in license fees of $0.3 million and development services revenue of $0.4 million due to the increase in DETECT-trial expenses, offset by a $0.1 million decrease in the remaining line of services from the previous period.

Operating Expenses

●	Our total operating expenses for the three-month period ended March 31, 2023 was $6.3 million as compared with $4.3 million for the same period in 2022, representing an increase of $2.0 million. This increase arises primarily from a $1.6 million increase in research and development expenses, and a $0.4 million increase in selling, general and administrative expenses.

Consolidated Financial Statements and Management’s Discussion and Analysis

For reference, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the first quarter 2023, as well as the Company’s unaudited interim condensed consolidated financial statements as of March 31, 2023, will be available on the Company’s website (www.zentaris.com) in the Investors section or at the Company’s profile at www.sedar.com and www.sec.gov.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen™; Ghryvelin®), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need.

Aeterna Zentaris is dedicated to the development of its therapeutic asset and has established a pre-clinical development pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease).

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations, and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “aiming”, “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainty and assumptions, known and unknown, many of which are beyond our control.

Forward-looking statements in this press release include, but are not limited to, those relating to Aeterna’s expectations regarding: its ability to fund its future operations; recruitment efforts with respect to the DETECT trial; and commercialization efforts regarding macimorelin.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others: we may not be successful in finding a commercialization partner for Macrilen® in North America or other territories not currently partnered; we may not be able to re-launch sales of Macrilen® in the United States; our reliance on the success of the DETECT-trial in CGHD; results from our ongoing or planned pre-clinical studies and our DETECT-trial may not be successful or may not support advancing the product further in pre-clinical studies, to human clinical trials or regulatory approval; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of macimorelin (Macrilen®; GHRYVELIN™) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product; the global instability due to the global pandemic of COVID-19 and the war in the Ukraine, and their unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; and our ability to continue to list our common shares on the NASDAQ. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 20-F and annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T : +1 (833) 475-8247

E: aezs@jtcir.com